

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 3, 2015

Derek S. Reiners
Chief Financial Officer
OneOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

      Re: ONEOK, Inc.
                Form 10-K for the year ended December 31, 2014
                Filed February 25, 2015
                File No. 001-13643

                ONEOK Partners, L.P.
                Form 10-K for the year ended December 31, 2014
                Filed February 25, 2015
                File No. 001-12202

Dear Mr. Reiners:

      We have reviewed your October 21, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2015 letter.

ONEOK, Inc.

Form 10-K for the year ended December 31, 2014

Financial Statements and Supplementary Data

Consolidated Statements of Income, page 78

1. We note your response to comment 1 and have the following comments:

    •   With regards to your Natural Gas Gathering and Processing segment, we understand
        that in a percent of proceeds with fee contract you not only charge a fee for gathering,
        compressing, treating and processing an unprocessed natural gas stream, but also sell
        the outputs of such processing including residue gas, condensate and natural gas
        liquids. You report the value of these product sales as commodity sales revenue and
        the fees you receive as service revenue. For these arrangements, we note that you
        take title to the entire hydrocarbon stream at the point of receipt into your system,
        which is typically at the wellhead. We also note that you report the revenue from
        selling these commodities and the associated cost of sales on a gross basis. Given
        these factors, we believe that all of the revenue associated with these arrangements
        represents sales of tangible products for accounting purposes, and not services, since
        the services are rendered on products that you own. Please revise your statements of
        operations to separately present the revenue and related costs of goods sold for these
        arrangements accordingly.

    •   We further note your statement that the cost of fuel and other costs for gathering,
        compression, treating, processing, transporting and storing commodities are
        attributable to a single volume or stream of hydrocarbons. Please tell us if the gas
        you transport and store in your Natural Gas Pipelines segment's operations is the
        same gas from your Gathering and Processing segment which you own and have title
        to at the time you are transporting or storing it. If our understanding is correct and
        this is the same hydrocarbon stream, we believe that all of the revenue associated
        with these arrangements represents sales of tangible products for accounting
        purposes, and not services, since the services are rendered on products that you own.
        Please revise your statements of operations to separately present the revenue and
        related costs of goods sold for these arrangements accordingly. If part of the gas
        transported and stored in your Natural Gas Pipelines segment's operations is not
        owned by you, please explain this matter to us in more detail.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products